Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

Stage Stores Reports 3.3% Increase in Comparable Store Sales for June

HOUSTON, TX, July 5, 2012 - Stage Stores, Inc. (NYSE: SSI) today reported that total sales for the five week June period ended June 30, 2012 increased 5.8% to $141 million from $134 million in the prior year five week period ended July 2, 2011. Comparable store sales for the month increased 3.3%.

The Company noted that the comparable store sales increase for June was broad based, with cosmetics, footwear, home & gifts and men's categories exceeding the Company average. Geographically, the Northeast, South Central, which includes Texas, and Southwest regions outperformed.

SALES SUMMARY

Fiscal Period	Comparable Store Sales % Increase (Decrease)		Total Sales ($ in Millions)	
	2012	2011	2012	2011
1st Quarter	2.5	0.2	366	347
May	8.0	0.0	130	117
June	3.3	1.8	141	134
2nd Qtr-to-Date	5.5	0.9	271	251
Year-To-Date (5 Mos)	3.8	0.5	637	598

Michael Glazer, President and Chief Executive Officer, commented, "We are pleased with our 3.3% comparable store sales increase for June. Desirable merchandise selections and successful sales events contributed to our solid performance for the month."

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<u>Store Activity</u>

The Company also reported today that it opened new Steele's stores in Pampa, TX, Sulphur Springs, TX and Leesville, LA during June.

<u>About Stage Stores</u>

Stage Stores, Inc. operates primarily in small and mid-sized towns and communities. Its stores, which operate under the Bealls, Goody's, Palais Royal, Peebles, Stage and Steele's names, offer moderately priced, nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family. The Company operates 832 stores in 40 states. The Company also has an eCommerce website. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

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